centrica

taking care of the essentials

82-4578

RECEIVED 2004 AUG 25 A 10:25 OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX MESSAGE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	25 August, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

04036486

Please find following a Stock Exchange Announcement recently released.

PROCESSED

AUG 27 2004

Secretariat

8/25

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

25 August, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Share Buy-Backs

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Purchase of Own Securities
Released	17:01 09-Aug-04

centrica
taking care of the essentials

Centrica plc

Repurchase of shares

Centrica plc announces that on 9 August 2004 it purchased for cancellation 3,000,000 of its ordinary shares at a price of 238.0067p per share from Cazenove & Co. Ltd

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox Cazenove & Co. Ltd 020 7588 2828

END

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centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	24 August, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

24 August, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
British Gas announces residential energy price changes

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

August 24 2004

British Gas announces residential energy price changes

British Gas today announced that, in response to record levels of wholesale gas prices, it is to raise residential prices by 12.4 per cent for gas and 9.4 per cent for electricity.

The new prices take effect from 20th September, 2004, and come at a time when the average wholesale price for gas in 2004 is up by 28 per cent on 2003, with forward prices showing a further rise of 25 per cent for 2005. In electricity, average wholesale prices for 2004 are 22 per cent higher than 2003 with 2005 up by a further 28 per cent.[1]

The new prices will mean an extra seven pence a day on electricity bills and 13 pence a day on gas bills for the average domestic customer[2]. Allowing for inflation, UK gas and electricity prices are still cheaper today than when competition was introduced[3].

Mark Clare, British Gas Managing Director said: "The UK energy industry has never faced such high wholesale gas prices – looking forward the price for 2005 is more than 50 per cent up on 2003 prices. We have absorbed as much of these additional costs as we could, but unfortunately we now have to pass a proportion of them on to our customers.

"Depletion of the North and Irish Sea gas reserves, the UK's consequent need to import larger volumes of gas and high oil prices are pushing up wholesale prices. The era of cheap UK energy is over but we have confidence that the investments we are now making in future energy supplies will, in the long term, put downward pressure on commodity costs for the benefit of all our customers."

Clare added: " We are clearly very sensitive to the impact these changes will have on customers. British Gas has pledged £10 million to set up an independent fund to assist those customers who need help paying bills. In partnership with Help the Aged, we have also developed a package to cap energy bills for vulnerable older customers. This will give them peace of mind that their electricity and gas bills will not increase over the next three years." [4]

Centrica, the parent company of British Gas, has already announced its intention to spend £4bn on securing new sources of gas and electricity for its British Gas customers as the UK moves to a position where approximately 75 per cent of its gas requirements will need to be imported by 2015[5].

In addition, Centrica has agreed long term supply deals worth almost £12 billion with Gasunie, Statoil and most recently a fifteen-year LNG deal with Petronas. These deals are already helping to underpin new infrastructure projects, including pipelines and LNG terminals to ship gas from around the world to the UK.